Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Incredible Tiny Homes, Inc.
850 Industrial Rd
Newport, TN 37821
https://www.incredibletinyhomes.com/

Up to $1,234,994.88 in Common Stock at $5.18
Minimum Target Amount: $14,996.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Incredible Tiny Homes, Inc.
Address: 850 Industrial Rd, Newport, TN 37821
State of Incorporation: DE
Date Incorporated: March 16, 2016

Terms:

Equity

Offering Minimum: $14,996.10 | 2,895 shares of Common Stock
Offering Maximum: $1,234,994.88 | 238,416 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.18
Minimum Investment Amount (per investor): $497.28

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Combo/Time Investor Perk

Early Bronze: Invest $497+ (minimum investment) within the first two weeks and receive 3% bonus shares

Early Silver: Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Platinum: Invest $2,500+ within the first two weeks and receive 6% bonus shares

Early Gold: Invest $5,000+ within the first two weeks and receive 7% bonus shares with a shoutout on our YouTube channel

Early Diamond: Invest $10,000+ within the first two weeks and receive 8% bonus shares with a shoutout on our YouTube channel. We will include eight to ten shoutouts per video.

Volume-Based Perks

Tier 1 — Invest $5,000+ and receive 3% bonus shares

Tier 2 — Invest $10,000+ and receive 5% bonus shares

Tier 3 — Invest $25,000+ and receive 6% bonus shares + a shoutout on one of our YouTube videos

Tier 4 — Invest $50,000+ and 10% bonus shares + a shoutout on one of our YouTube videos

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Incredible Tiny Homes, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.18 / share, you will receive 110 shares of Common Stock meaning you'll own 110 shares for $518. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Incredible Tiny Homes, Inc. ("Incredible Tiny" or the "Company") specializes in the design and construction of custom-made tiny homes. It offers a variety of tiny home models, ranging from $15k to $150k. Its services include complete customization options, ensuring that each tiny home is tailored to the customer's specific needs and preferences. They also provide financing options, as well as resources for individuals interested in the tiny home lifestyle.

Business Model

Our business model has several facets. We build and sell a complete home for as low as $15K. We offer our customers the option to "decorate it yourself (D.I.Y)" or we can also provide a turn-key home that is completely done.

We also generate revenue from using an assembly line type of manufacturing process our using off-site subcontractors that have been highly trained and monitored to build our beautiful custom homes. We call this type of building "partnerships." The partnership stimulates quality and timely builds. The other benefit of the partnerships is that the labor force is self-motivated and very available.

Corporate Structure

Incredible Tiny Homes, Inc. was initially organized as Incredible Tiny Homes, Inc., a Michigan limited liability company on March 16, 2016, and converted to a Delaware corporation on September 13, 2023.

ITH IP, LLC is a Tennessee limited liability company and a related entity to the raising entity, Incredible Tiny Homes, Inc. Randy Jones is the CEO, principal accounting officer, and sole board member of Incredible Tiny Homes, Inc. He is also the only manager at ITH IP, LLC.

Incredible Properties, LLC is wholly owned by Randy Jones. This entity develops raw land.

Incredible Hauling, LLC is wholly owned by Randy Jones. This entity serves as a hauling company.

Intellectual Property

ITH IP, LLC holds all intellectual property of Incredible Tiny Homes, Inc.. This transfer of intellectual property was effective September 13, 2023.

Competitors and Industry

Competitors

Tiny homes are typically small, compact dwellings that prioritize efficient use of space. They come in various designs, from traditional styles to modern, eco-friendly models. The industry includes manufacturers, builders, and designers offering a range of options, from DIY kits to fully built and customized tiny houses on wheels or on a foundation. These are some of the top players:

Tumbleweed Tiny House Company: Tumbleweed is one of the pioneers in the tiny house movement, offering both ready-made tiny houses and plans for DIY enthusiasts.

Escape Homes: Escape specializes in building small, eco-friendly homes on wheels. They are known for their modern designs and commitment to sustainability.

Tiny Heirloom: This company focuses on luxury custom tiny homes, providing personalized designs with high-end finishes and features.

Minim Homes: Minim Homes is recognized for its innovative designs and efficient use of space. They often incorporate smart home technology and energy-efficient features.

New Frontier Tiny Homes: New Frontier is known for its high-end, custom tiny houses that often include unique design elements and luxurious finishes.

Wheelhaus: Wheelhaus designs and builds tiny homes with a modern aesthetic, emphasizing quality craftsmanship and eco-friendly materials.

Liberation Tiny Homes: Liberation Tiny Homes offers a range of tiny houses, from compact and budget-friendly models to larger, more luxurious designs.

Brevard Tiny House Company: This company focuses on tiny houses with a rustic aesthetic, often incorporating reclaimed materials into their designs.

We believe that Incredible Tiny Homes is set apart by our endless energy and passion to build a gorgeous home at a "below" market value price. We also believe our transparency is a key distinguishing factor. Our YouTube presence displays a type of honesty that is not commonly seen in the industry.

Industry

The tiny home industry has been growing steadily in recent years, driven by factors such as the desire for a simpler, more minimalist lifestyle, increasing housing costs, and a focus on environmental sustainability. According to a report by Data Bridge Market Research, the global tiny homes market is projected to reach a value of 6.9 billion by 2029, growing at a CAGR of 3.5% during the forecast period.

Current Stage and Roadmap

Current Stage

The Company's products are currently on the market and generating sales. We have a strong presence on YouTube, boasting 195,000 subscribers. Our 2023 revenue crossed over $16 million. There are several home models currently available to customers, ranging from roughly $70,000 to $150,000.

Future Roadmap

The need for affordable housing is growing. We have developed plans and procedures to grow with this increasing demand. We are focusing on keeping our mission to always offer affordable housing and believing in the statement that "Everyone Needs A Home." Over the next few years, we plan on being and staying in front of this increased demand for affordable housing. With our commitment to honesty and transparency, we believe our customers feel like part of the Incredible Tiny Homes family.

The Team

Officers and Directors

Name: Randy Jones

Randy Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Board Member
  Dates of Service: February, 2016 - Present
  Responsibilities: Randy's role is to bring to life the history, growth, and potential of this company and to explain how the company has conquered the "impossible" three of speed, cost, and quality. Randy receives compensation and owns 100% of the equity in the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, affordable housing. Our revenues are therefore dependent upon the market for housing.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products

will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Randy Jones	20,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 238,416 of Common Stock.

Common Stock

The amount of security authorized is 22,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 20,000,000
  Use of proceeds: Initial founder stock grant
  Date: September 13, 2023
  Offering exemption relied upon: Section 3(a)(9)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $10,971,947 compared to $16,463,858 in fiscal year 2023. This increase was largely due to promotional sales our CEO ran to boost revenue.

Cost of sales

Cost of Sales for fiscal year 2022 was $10,023,224 compared to $7,373,056 in fiscal year 2023. The cost of materials used for different models was less for certain models built in 2023.

Gross margins

Gross margins for fiscal year 2022 were 8.65% compared to 55.22% in fiscal year 2023. In 2023, we sold a lot of amenities that have a much higher profit built in, along with a more simple design leading to less cost.

Expenses

Expenses for fiscal year 2022 were $2,126,887 compared to $7,524,213 in fiscal year 2023. Expenses increased in 2023 compared to 2022 were caused by higher production.

Historical results and cash flows:

The Company is currently in the full production stage and 8 plus years of revenue generation. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of the growing need for affordable housing. Past cash was primarily generated through sales. Our goal is to work side by side with developers to provide lots for Tiny Homes to help increase sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of a line of credit for $100,000 with Lowes that was originally opened in June 2023 and a line of credit with Knoxville TVAECU for $100,000 that was originally opened in February 2023. The company also has cash on hand that ranges from $700k to $1M.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. To provide funds for growth, marketing, engineering, Tennessee modular certification program and expansion of our subcontractor program for our models. These funds are required to support Vendor orders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely due to current sales. This is based on a current monthly burn rate of $630,300 for expenses related to payroll, inventory, R&D, and Sales/Marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on an anticipated monthly burn rate of $630,300 for expenses related to payroll, inventory, R&D, and Sales/Marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including working with local townships to provide locations for rental lots for Tiny Homes to be set up as residents, Offering amenities at a discount price to boost sales, including solar packages. Daily videos on social platforms such as YouTube, Instagram, TikTok, and Facebook.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Randy Jones
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Randy is the Chief Executive Officer, Principal Accounting Officer, Board Member. He also owns 100% of the company's equity at this time.
  Material Terms: On December 31, 2022, the Company initiated a promissory note agreement with Randolph Jones, the founder of the Company, amounting to $66,500. Subsequently, in 2023, an additional $31,524 was disbursed to Randolph Jones. Notably, the note is non-interest bearing, and the entire amount is payable upon the Company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note receivable is $98,024 and $66,500, respectively.

- Name of Entity: Randy Jones
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Randy is the Chief Executive Officer, Principal Accounting Officer, Board Member. He also owns 100% of the company's equity at this time.
  Material Terms: On December 31, 2022, the Company initiated a promissory note agreement with Incredible Properties LLC, the company owned by Randolph Jones (the founder of Incredible Tiny Homes Inc.), amounting to $3,360,495. Subsequently, in 2023, an additional $2,024,541 was disbursed to Incredible Properties LLC. Notably, the note bears an interest rate at applicable federal rate, and the entire amount is payable upon the company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note receivable is $5,385,036 and 3,360,495, respectively.

Valuation

Pre-Money Valuation: $103,600,000.00

Valuation Details:

In assessing our valuation, a meticulous application of industry-standard revenue multiples was employed to ascertain the company's worth.

The firm's financial performance in the fiscal years 2022 and 2023 were revenues of $10,971,947 and $16,463,858, respectively. These figures position the company within a distinct category of home builders, enabling the application of specific revenue multiples based on established benchmarks within the industry.

For home construction entities generating annual revenues between $6 million and $10 million, the prevailing revenue multiple stands at 4.5 times the annual revenue. Conversely, for those achieving revenues in the range of $10 million to $75 million, the applicable multiple escalates to 6.3 times.*

Given Incredible Tiny Homes' revenue for 2023 (over $16M), the latter multiple is pertinent. A straightforward calculation yields a valuation well above the stated $20 million — specifically, the 2023 revenue with a 6.3 times multiple results in an approximate valuation of $103.7 million.

* https://firstpagesage.com/business/ebitda-valuation-multiples-for-construction-companies/

Use of Proceeds

If we raise the Target Offering Amount of $14,996.10 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,994.88, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Marketing
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of expansion and/or launch of the product.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc.. Wages to be commensurate with training, experience and position.

- Working Capital
  30.0%
  We will use 30% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

- Growth/Expansion
  33.0%
  We will use 33% of the funds for growth/expansion.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by

StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.incredibletinyhomes.com/ (www.https://www.incredibletinyhomes.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/incredibletinyhomes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Incredible Tiny Homes, Inc.

[See attached]

INCREDIBLE TINY HOMES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART FS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Incredible Tiny Homes, Inc.
Newport, Tennessee

We have reviewed the accompanying financial statements of Incredible Tiny Homes, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 29, 2024
Los Angeles, California

INCREDIBLE TINY HOMES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,065,785	$ 1,139,168
Inventory	13,289,659	4,428,029
Note Receivable	5,527,148	3,471,083
Prepaids and Other Current Assets	366,426	225,138
Total Current Assets	**20,249,017**	**9,263,418**
Property and Equipment, net	191,074	143,107
Deferred Tax Asset	171,400	295,609
Total Assets	**$ 20,611,491**	**$ 9,702,134**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 92,659	$ -
Customer Deposits	20,136,730	10,819,634
Other Current Liabilities	86,953	13,342
Total Current Liabilities	**20,316,343**	**10,832,976**
Total Liabilities	**20,316,343**	**10,832,976**
STOCKHOLDERS EQUITY		
Common Stock	-	-
Retained Earnings/(Accumulated Deficit)	295,148	(1,130,842)
Total Stockholders' Equity	**295,148**	**(1,130,842)**
Total Liabilities and Stockholders' Equity	**$ 20,611,491**	**$ 9,702,134**

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 16,463,858	$ 10,971,947
Cost of Goods Sold	7,373,056	10,023,224
Gross profit	9,090,802	948,723
Operating expenses		
General and Administrative	7,437,373	2,054,262
Sales and Marketing	86,840	72,625
Total operating expenses	7,524,213	2,126,887
Operating Income/(Loss)	1,566,589	(1,178,164)
Interest Expense	2,456	22,467
Other Loss/(Income)	13,934	(125,691)
Income/(Loss) before provision for income taxes	1,550,199	(1,074,940)
Provision/(Benefit) for income taxes	124,209	(295,609)
Net Income/(Net Loss)	**$ 1,425,990**	**$ (779,332)**

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	(Accumulated Deficit)	Equity
Balance—December 31, 2021		**$ -**	**$ (351,510)**	**$ (351,510)**
Net income/(loss)			(779,332)	(779,332)
Balance—December 31, 2022	-	-	$ (1,130,842)	**$ (1,130,842)**
Net income/(loss)			1,425,990	1,425,990
Balance—December 31, 2023	**-**	**$ -**	**$ 295,148**	**$ 295,148**

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 1,425,990	$ (779,332)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	52,815	72,921
Deferred Tax Asset	124,209	(295,609)
Changes in operating assets and liabilities:		
Inventory	(8,861,629)	(823,990)
Prepaids and Other Current Assets	(141,288)	(17,736)
Note Receivable	(2,056,065)	(1,413,778)
Accounts Payable	92,659	-
Customer Deposits	9,317,097	4,177,959
Other Current Liabilities	73,611	(63,700)
Net cash provided/(used) by operating activities	**27,399**	**856,735**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(100,782)	(171,125)
Net cash provided/(used) in investing activities	**(100,782)**	**(171,125)**
CASH FLOW FROM FINANCING ACTIVITIES		
Net cash provided/(used) by financing activities	**-**	**-**
Change in Cash	(73,383)	685,610
Cash—beginning of year	1,139,168	453,557
Cash—end of year	**$ 1,065,785**	**$ 1,139,168**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 2,456	$ 22,467
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Incredible Tiny Homes Inc. was incorporated on March 16, 2016 in the state of Michigan. The financial statements of Incredible Tiny Homes Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newport, Tennessee.

Incredible Tiny Homes is a company that builds tiny houses on wheels (trailers). We offer model homes ranging from $15,000 to $105,000. We manufacture homes on an assembly line inside a controlled environment. These homes are made of recycled door panels that are designed to withstand structural standards. Our other models are built conventionally out of wood like regular home construction. These homes are built by our partnership with an Amish community that we trained. An average year we can build up to five hundred homes on top of manufacturing homes. We also develop land for these homes to be placed. We have called that company Incredible Properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $463,160 and $759,032, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, work in progress, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	7 years
Machinery & Equipment	7 years
Warehouse	7 years
Leasehold Improvements	7 years
Vehicles	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Incredible Tiny Homes, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its tiny houses on wheels (trailers).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $86,840 and $72,625, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 29, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Work in Progress	$ 12,902,146	$ 4,428,029
Raw Materials	374,191	-
Finished Goods	13,321	-
Total Inventory	**$ 13,289,659**	**$ 4,428,029**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2023		2022
Employee Advances		210,759		170,138
Receivable from Incredible Hauling		55,667		-
Prefunded Direct Deposit		100,000		55,000
Total Prepaids and Other Current Assets	**$**	**366,426**	**$**	**225,138**

The company has established a promissory note agreement with Amish Home Builders, Incredible Properties LLC and Amish Home Builders. While no specific maturity date has been defined, the note becomes due upon the Company's request. The Note Receivable comprises the following items:

As of Year Ended December 31,		2023		2022
Amish Home Builders		44,088		44,088
Randolph Jones - the founder		98,024		66,500
Incredible Properties LLC		5,385,036		3,360,495
Total Note Receivable	**$**	**5,527,148**	**$**	**3,471,083**

Other current liabilities comprises the following items:

As of Year Ended December 31,		2023		2022
Payroll Liabilities		80,751		-
Tax Payable		4,299		4,251
Other Current Liabilities		1,903		9,091
Total Other Current Liabilities	**$**	**86,953**	**$**	**13,342**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Furniture & Fixtures	$	20,899	$	20,899
Machinery & Equipment		135,544		76,901
Warehouse		111,241		111,241
Leasehold Improvements		6,200		
Vehicles		95,823		59,884
Property and Equipment, at Cost		**369,707**		**268,925**
Accumulated depreciation		(178,633)		(125,818)
Property and Equipment, Net	**$**	**191,074**	**$**	**143,107**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $52,815 and $72,921, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000 shares of Common Stock at no par value. As of December 31, 2023, and December 31, 2022, no shares have been issued and are outstanding.

7. DEBT

The Company has no debt outstanding on December 31, 2023.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 2023		December 31, 2022	
Current:				
Federal, state, and local	$	124,209	$	(295,609)
Total Tax Expense/(Benefit)	$	124,209	$	(295,609)
Deferred				
Federal, state, and local	$	124,209	$	(295,609)
Total Deferred Tax Expense/(Benefit)	$	124,209	$	(295,609)
Valuation Allowance		(124,209)		295,609
Net Tax Provision	$	-	$	-

9. RELATED PARTY

On December 31, 2022, the Company initiated a promissory note agreement with Randolph Jones, the founder of the Company, amounting to $66,500. Subsequently, in 2023, an additional $31,524 was disbursed to Randolph Jones. Notably, the note is non-interest bearing, and the entire amount is payable upon the Company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note receivable is $98,024 and $66,500, respectively.

On December 31, 2022, the Company initiated a promissory note agreement with Incredible Properties LLC, the company owned by Randolph Jones (the founder of Incredible Tiny Homes Inc.), amounting to $3,360,495. Subsequently, in 2023, an additional $2,024,541 was disbursed to Incredible Properties LLC. Notably, the note bears an interest rate at applicable federal rate, and the entire amount is payable upon the company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December

31, 2023 and December 31, 2022, the outstanding balance of the note receivable is $5,385,036 and 3,360,495, respectively.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through February 29, 2024, which is the date the financial statements were available to be issued.

On September 13, 2023, the Company converted from domestic profit corporation in the state of Michigan to Delaware Foreign Profit Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Add to Watchlist

Log In

GET A PIECE OF INCREDIBLE TINY HOMES

Choose Tiny, Live Free

At Incredible Tiny Homes, our mission is to set a new standard of craftsmanship within the industry, providing bespoke, high-quality, and affordable living solutions. From classic to modern designs, we offer customization while ensuring financial accessibility, making us a ...

Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BESPOKE, HIGH-QUALITY, AND
AFFORDABLE LIVING SOLUTIONS

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- We're driven by a dream of making high-quality, affordable living a reality. Fueled by our passion for elevated craftsmanship, we specialize in creating bespoke, top-tier tiny homes that prioritize comfort and affordability.

- The tiny home industry is on the rise, addressing the high cost of living and growing demand for affordable housing. Market research projects a $6.9 billion industry by 2029*

- With 1,000s of homes sold, 230+ community lots developed, and an established production line, our commitment to affordable housing and sustainability is fortified as we expand into 5 Tennessee locations and beyond.

*Source

Get Equity
$5.18 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$497.28	$103.6M

THE PITCH

Affordable and Cozy Housing for All

01:33


AFFORDABLE AND
COZY HOUSING FOR ALL
Empowering customers to "Choose
tiny, live free" by offering bespoke,
high-quality homes starting at $15K.

Incredible Tiny Homes is the embodiment of a dream – to provide affordable and cozy housing for all. Founded by Randy Jones in Morristown, Tennessee in 2014, our passion is to set an elevated standard of craftsmanship in the Tiny Home industry, and we take pride in our bespoke, high-quality creations. Our diverse range spans from classic to modern designs, offering full customization to suit individual preferences. Beyond construction, we provide financing and all-encompassing educational support, upholding the mission of delivering affordable, quality tiny living.

THE PROBLEM & OUR SOLUTION

A Tiny (Incredible) Solution


WE BELIEVE HOUSING IS A BASIC NECESSITY, YET IT FREQUENTLY IMPRISONS PEOPLE IN FINANCIAL STRAIN.

Incredible Tiny Homes addresses a fundamental housing dilemma: the exorbitant cost of living that often dictates our choices. Housing is a basic necessity, yet it frequently imprisons people in financial strain. Our mission is to make tiny homes the epitome of affordability, without compromising quality and comfort. We empower our customers to "Choose Tiny, Live Free" by offering homes starting at $15K. With flexible DIY or turn-key options, we cater to diverse preferences.

SETTING A NEW STANDARD OF CRAFTSMANSHIP



Our approach combines efficient manufacturing processes and strategic partnerships with off-site subcontractors



> Our partnerships foster motivated labor forces, ensuring our homes are attainable for more people

Our approach combines efficient manufacturing processes and strategic partnerships with off-site subcontractors, resulting in quality homes built in a timely manner. These “partnerships” foster motivated labor forces, ensuring our homes are attainable for more people. Our transparent YouTube presence and our commitment to resisting greed in this industry show how devoted we are to providing a genuine solution to the housing crisis.

THE MARKET & OUR TRACTION

From Dream to Reality

We believe that the rising demand for tiny homes is driven by factors like the soaring cost of living, a growing yuppie population, an aging demographic, and increasing interest in affordable housing. A report by Data Bridge Market Research projects the global tiny homes market to reach a value of $6.9 billion by 2029, with a 3.5% CAGR (Source).


$6.9 BILLION
The projected global tiny homes market by 2029, with a 3.5% CAGR

OUR MILESTONES


184K
Followers on Youtube
200
Lots sold within 90 days
130
Tiny homes moved in 30 days

With a collective experience of more than a century, we hold our leadership team in high regard. Each member not only contributes exceptional craftsmanship but also invaluable business expertise. Our YouTube channel has been a resounding success, surpassing 184,000 subscribers and solidifying our brand's popularity amongst our community. Notably, we've sold a total of 1,200 products, and our Tiny Home Community has sold 200 lots within 90 days while moving 60 tiny homes built in just 30 days. Having 8 years in the industry, our consultative approach has been further strengthened by the expertise of Todd Quatro Engineering. We've also had previous successful business exits, such as Brothers Cove, and even received an award for reaching 100K subscribers.

Committed to affordable housing, transparency, and environmental sustainability, we're also expanding to develop tiny house communities in 5 Tennessee locations (and beyond). We believe these achievements stand as a testament to our rapid growth and market potential. With exciting prospects of potential partnerships with Lowe's and HGTV on the horizon, we're excited for our future.


"I am so grateful for ITH because they created for me my dream of living in the mountains, in a cute tiny home, living a simple yet full life filled with joy.
Thank you, ITH!"
Sincerely and with gratitude,
Patricia Bonnell

"Incredible Tiny Homes offers quality homes at affordable prices, just as they promise.

I would hands down recommend this company to friends, and even complete strangers with confidence."

Sincerely,
Pennie Griffin

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

WHY INVEST

Invest in Homes that Revolutionize the Way we Live


JOIN US
Be part of an essential movement to help reshape the future of affordable housing

Investing in Incredible Tiny Homes means becoming part of an essential movement to help reshape the future of affordable housing—a mission fueled by boundless enthusiasm and an unwavering commitment to crafting beautiful homes at prices well below market standards.This market has been steadily expanding, fueled by the desire for a simpler, more minimalist lifestyle, rising cost of living, and a commitment to environmental sustainability. As the impending storm of housing costs looms, we've charted a course to stay ahead of it, focusing on affordability, transparency, and developing plans and procedures to grow with this demand.

Join us in making quality living accessible to all. Choose Tiny, Live Free.

ABOUT

HEADQUARTERS
850 Industrial Rd
Newport, TN 37821

WEBSITE
View Site

At Incredible Tiny Homes, our mission is to set a new standard of craftsmanship within the industry, providing bespoke, high-quality, and affordable living solutions. From classic to modern designs, we offer customization while ensuring financial accessibility, making us a leader in the movement for quality, affordable tiny homes.

TEAM



Randy Jones
Chief Executive Officer,
Principal Accounting Officer,
Board Member

Randy is from blue collar roots, parents from the south that traveled north for work, created a " Don't Quit, it's up to you to make things happen" attitude. He has since taught high school, been a licensed contractor of 30 years, built a log cabin resort from the ground up, started a company by using scrap wood materials and built 1 tiny home that now has turned into 500 plus tiny homes a year and has gotten the attention of the largest home improvement store in the nation to sell his tiny homes.

TERMS

Incredible Tiny Homes

Overview

PRICE PER SHARE
$5.18

VALUATION
$103.6M

DEADLINE
Jun. 13, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$497.28

MAX INVESTMENT
$1,234,994.88

MIN NUMBER OF SHARES OFFERED
2,895

MAX NUMBER OF SHARES OFFERED
238,416

OFFERING TYPE
Equity

ASSET TYPE
Common Stock

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Combo/Time Investor Perk

Early Bronze: Invest $497+ (minimum investment) within the first two weeks and receive 3% bonus shares

Early Silver: Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Platinum: Invest $2,500+ within the first two weeks and receive 6% bonus shares

Early Gold: Invest $5,000+ within the first two weeks and receive 7% bonus shares with a shoutout on our YouTube channel

Early Diamond: Invest $10,000+ within the first two weeks and receive 8% bonus shares with a shoutout on our YouTube channel. We will include eight to ten shoutouts per video.

Volume-Based Perks

Tier 1 — Invest $5,000+ and receive 3% bonus shares

Tier 2 — Invest $10,000+ and receive 5% bonus shares

Tier 3 — Invest $25,000+ and receive 6% bonus shares + a shoutout on one of our YouTube videos

Tier 4 — Invest $50,000+ and 10% bonus shares + a shoutout on one of our YouTube videos

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Incredible Tiny Homes, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.18 / share, you will receive 110 shares of Common Stock meaning you'll own 110 shares for $518. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Incredible Tiny Homes.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS

We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE

Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS

Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center

@ 2024 All Rights Reserved

Download on the App Store

Terms of Use   Privacy Policy   Disclaimer   Annual Reports   Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Script:

Randy: 9 years ago, I struck a deal with a salvage yard, securing materials for free, and got to work building my first tiny home. 2 weeks later, I sold it, and we’ve just kept building ever since, racking up $26M in sales.

Amanda: Right now, with the average house price in America increasing from $390,000 to $540,000 in just 2 years, millions of people across the country are crying out for an affordable home.

Randy: We're Incredible Tiny Homes, we build small yet spacious affordable homes that you can purchase for just $22,000. Or over $100,000 if you’ve got the budget! And each home is an astoundingly high-quality, cozy living space that can be placed anywhere.

Our smaller units are built with recycled materials - which is how we keep prices low - and true expert craftsmanship, is why the finished product is so impressive!

The larger models, for example, have several rooms and a bunch of ingenious space-saving features that turn 400 square feet into a luxury lofted residence.

But we don’t just build homes, we build communities too.

Amanda: In 2019, we opened our first exclusive Incredible Tiny Home community in Tennessee. ITH buyers rent a plot from us, complete with a backyard, which enables them to live side by side, enjoy weekend barbecues, and get a ton of fun out of life with like-minded folk.

Testimonial: I love my tiny home, every day, I wake up in awe of my little house. I love having friends around. I've madesome wonderful friends here.

It's just a simpler, freer lifestyle, living in a tiny home.

Amanda: The first community sold out in 90 days, and we’ve since opened 3 more. Now, we’ve purchased land in Tennessee and Nevada, so we believe we’re ready to expand across the U.S.

Last year we had our biggest year yet, generating over $15 million in sales. Now, we need to enhance our manufacturing to keep up with demand for both our homes and communities.

Randy: We think we’ve built an incredible team to build and sell those surprisingly spacious properties. And our team is in it for the long-haul, like our master carpenter Tom, who’s been here since the beginning. Or Amanda, who manages the day-to-day, and has helped us grow our YouTube channel to 183k followers.

I started with one pair of hands. With our team, I've now got 100, but we'll need a few more than that before we're done.

Help us fuel our mission and invest today!

Embedded Video Script:

Here's a quick rundown on Incredible Tiny Homes, your favorite tiny home builders.

The year was 2014. The internet reached about 43% of the world's population. And Randy built his first tiny home.

We built this whole house in two weeks. He had a simple idea to create a place where - the dream-able, afforable housing starts right here. Also to build completely custom tiny homes like the Hobbit house and create a tiny home development. And it worked.

Over the next 8 years, they grew from backyards, to their own warehouse, to eventually their own land. And got even more creative. Solar power, off-grid builds, afforable designs, big tiny homes, small tiny homes, and even built a tiny home development.

Now it's over 180 acres, 250+ tiny home lots, with over 60 tiny homes build a month. Over 70 employees, and 100,000 YouTube subscribers.

They take orders on the web and deliver to all 50 states.

You can talk to them in person, on the phone, or online. Check out their tiny home assembly line. Check out Tom's sunglasses. And our Incredi-Box for just $20,000. Incredible Tiny Homes is a grass-roots family business created to provide afforable, free living.

It's a lifestyle, an escape, a home.

We are Incredible Tiny Homes.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.